Exhibit 99.3
Consolidated Financial Statements
RESPONSIBILITY FOR FINANCIAL REPORTING
The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, have incorporated estimates based on the best judgment of management.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee).
The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.
The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG has full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

A. Terence Poole	Bruce Aitken	Ian Cameron
Chairman of the Audit, Finance	President and	Senior Vice President, Finance and
and Risk Committee	Chief Executive Officer	Chief Financial Officer
March 5, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Methanex Corporation
We have audited the accompanying consolidated balance sheets of Methanex Corporation (“the Company”) as at December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity, comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows of the years then ended, in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Chartered Accountants
Vancouver, Canada
March 5, 2010

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Methanex Corporation
We have audited Methanex Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Controls over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, comprehensive income (loss) and cash flows for the years then ended, and our report dated March 5, 2010, expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Vancouver, Canada
March 5, 2010

Consolidated Balance Sheets
(thousands of US dollars, except number of common shares)

AS AT DECEMBER 31	2009	2008
		(As adjusted
		- note 1(o))
ASSETS
Current assets:
Cash and cash equivalents	$169,788	$328,430
Receivables (note 2)	257,418	213,419
Inventories	171,554	177,637
Prepaid expenses	23,893	16,840

	622,653	736,326
Property, plant and equipment (note 4)	2,183,787	1,899,059
Other assets (note 6)	116,977	163,642

	$2,923,417	$2,799,027

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$232,924	$235,369
Current maturities on long-term debt (note 7)	29,330	15,282
Current maturities on other long-term liabilities (note 8)	9,350	8,048

	271,604	258,699
Long-term debt (note 7)	884,914	766,675
Other long-term liabilities (note 8)	97,185	97,441
Future income tax liabilities (note 12)	300,510	299,192
Non-controlling interest	133,118	88,604
Shareholders’ equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2009 were 92,108,242 (2008 — 92,031,392)	427,792	427,265
Contributed surplus	27,007	22,669
Retained earnings	806,158	862,507
Accumulated other comprehensive loss	(24,871)	(24,025)

	1,236,086	1,288,416

	$2,923,417	$2,799,027

Commitments and contingencies (notes 12 and 18)
See accompanying notes to consolidated financial statements.
Approved by the Board:

A. Terence Poole	Bruce Aitken
Director	Director

Consolidated Statements of Income
(thousands of US dollars, except number of common shares and per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2009	2008
		(As adjusted
		- note 1(o))
Revenue	$1,198,169	$2,314,219
Cost of sales and operating expenses	1,056,342	1,950,416
Depreciation and amortization	117,590	107,126
Inventory writedown (note 3)	—	33,373

Operating income	24,237	223,304
Interest expense (note 10)	(27,370)	(38,439)
Interest and other income (expense)	(403)	10,626

Income (loss) before income taxes	(3,536)	195,491
Income taxes (note 12):
Current	5,592	(66,148)
Future	(1,318)	39,410

	4,274	(26,738)

Net income	$738	$168,753

Basic net income per common share	$0.01	$1.79
Diluted net income per common share	$0.01	$1.78

Weighted average number of common shares outstanding	92,063,371	94,520,945
Diluted weighted average number of common shares outstanding	92,688,510	94,913,956
See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
(thousands of US dollars, except number of common shares)

					Accumulated Other	Total
	Number of		Contributed	Retained	Comprehensive	Shareholders’
	Common Shares	Capital Stock	Surplus	Earnings	Loss	Equity
Balance, December 31, 2007 as previously reported	98,310,254	$451,640	$16,021	$876,348	$(8,655)	$1,335,354
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles (note 1(o))	—	—	—	(7,790)	—	(7,790)
Non-controlling interest proportionate share (note 1(o))	—	—	—	1,858	3,462	5,320

Balance, December 31, 2007, as adjusted	98,310,254	451,640	16,021	870,416	(5,193)	1,332,884
Net income and other comprehensive loss, as previously reported	—	—	—	172,298	(31,363)	140,935
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles (note 1(o))	—	—	—	(5,818)	—	(5,818)
Non-controlling interest proportionate share (note 1(o))	—	—	—	2,273	12,531	14,804

Net income and other comprehensive loss, as adjusted	—	—	—	168,753	(18,832)	149,921
Compensation expense recorded for stock options	—	—	8,225	—	—	8,225
Issue of shares on exercise of stock options	224,016	4,075	—	—	—	4,075
Reclassification of grant date fair value on exercise of stock options	—	1,577	(1,577)	—	—	—
Payment for shares repurchased	(6,502,878)	(30,027)	—	(119,829)	—	(149,856)
Dividend payments	—	—	—	(56,833)	—	(56,833)

Balance, December 31, 2008	92,031,392	427,265	22,669	862,507	(24,025)	1,288,416
Net income	—	—	—	738	—	738
Compensation expense recorded for stock options	—	—	4,440	—	—	4,440
Issue of shares on exercise of stock options	76,850	425	—	—	—	425
Reclassification of grant date fair value on exercise of stock options	—	102	(102)	—	—	—
Dividend payments	—	—	—	(57,087)	—	(57,087)
Other comprehensive loss	—	—	—	—	(846)	(846)

Balance, December 31, 2009	92,108,242	$427,792	$27,007	$806,158	$(24,871)	$1,236,086

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
(thousands of US dollars)

FOR THE YEARS ENDED DECEMBER 31	2009	2008
		(As adjusted
		- note 1(o))
Net income	$738	$168,753
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax (note 15)	36	9
Change in fair value of interest rate swap contracts, net of tax (note 15)	(882)	(18,841)

	(846)	(18,832)

Comprehensive income (loss)	$(108)	$149,921

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(thousands of US dollars)

FOR THE YEARS ENDED DECEMBER 31	2009	2008
		(As adjusted
		- note 1(o))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$738	$168,753
Add (deduct) non-cash items:
Depreciation and amortization	117,590	107,126
Future income taxes	1,318	(39,410)
Stock-based compensation	12,527	2,811
Other	7,639	2,797
Other cash payments, including stock-based compensation	(11,302)	(7,565)

Cash flows from operating activities before undernoted	128,510	234,512
Changes in non-cash working capital (note 13)	(18,253)	78,383

	110,257	312,895

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(57,087)	(56,833)
Payments for shares repurchased	—	(149,856)
Proceeds from limited recourse debt (note 7)	151,378	204,000
Equity contributions by non-controlling interest	45,103	65,198
Repayment of limited recourse debt	(15,282)	(15,282)
Proceeds on issue of shares on exercise of stock options	425	4,075
Financing fees	(1,949)	—
Repayment of other long-term liabilities	(11,157)	(5,990)

	111,431	45,312

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(60,906)	(96,956)
Egypt plant under construction	(261,646)	(382,184)
Oil and gas assets (note 1(p))	(22,840)	(41,781)
GeoPark financing, net of repayments (note 6)	(9,285)	(22,319)
Change in project debt reserve accounts	5,229	(1,820)
Other assets	(2,454)	161
Changes in non-cash working capital related to investing activities (note 13)	(28,428)	26,898

	(380,330)	(518,001)

Decrease in cash and cash equivalents	(158,642)	(159,794)
Cash and cash equivalents, beginning of year	328,430	488,224

Cash and cash equivalents, end of year	$169,788	$328,430

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$52,767	$47,284
Income taxes paid, net of amounts refunded	$6,363	$78,591
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of US dollars, except where noted)
Years ended December 31, 2009 and 2008
1. Significant accounting policies:
(a) Basis of presentation:
These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in note 19.
These consolidated financial statements include the accounts of Methanex Corporation, its wholly owned subsidiaries, less than wholly owned entities for which it has a controlling interest and its proportionate share of the accounts of jointly controlled entities (collectively, the Company). For less than wholly owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. In accordance with the Accounting Guideline No. 15, Consolidation of Variable Interest Entities, the Company also consolidates any variable interest entities of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.
(b) Reporting currency and foreign currency translation:
The majority of the Company’s business is transacted in US dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at average rates of exchange during the year. Foreign exchange gains and losses are included in earnings.
(c) Cash equivalents:
Cash equivalents include securities with maturities of three months or less when purchased.
(d) Receivables:
The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Credit losses have historically been within the range of management’s expectations.
(e) Inventories:
Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined by the first-in first-out basis and includes direct purchase costs, cost of production and transportation.
(f) Property, plant and equipment:
Property, plant and equipment are recorded at cost. Interest incurred during construction is capitalized to the cost of the asset. Incentive tax credits related to property, plant and equipment are recorded as a reduction in the cost of property, plant and equipment. The benefit of incentive tax credits is recognized in earnings through lower depreciation in future periods.

Depreciation and amortization is generally provided on a straight-line basis, or in the case of the New Zealand operations, on a unit-of-natural gas consumption basis, at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.
Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalyst. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround.
The Company periodically reviews the carrying value of property, plant and equipment for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its fair value.
(g) Other assets:
Marketing and production rights are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.
Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to interest expense over the term of the credit facility. Financing fees related to project debt facilities are capitalized to other assets until the project debt is fully drawn. Once the project debt is fully drawn, these fees are reclassified to long-term debt net of financing fees and amortized to interest expense over the repayment term. Other long-term debt is presented net of financing fees and amortized to interest expense over the repayment term on an effective interest basis.
(h) Asset retirement obligations:
The Company recognizes asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be determined. The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation and adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in cost of sales and operating expenses. Asset retirement obligations are not recognized with respect to assets with indefinite or indeterminate lives as the fair value of the asset retirement obligations cannot be reasonably estimated due to uncertainties regarding the timing of expenditures. The Company reviews asset retirement obligations and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.
(i) Employee future benefits:
Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments to the accrued benefit obligation and the fair value of the plan assets that arise from changes in actuarial assumptions, experience gains and losses and plan amendments that exceed 10% of the greater of the accrued benefit obligation and the fair value of the plan assets are amortized to earnings on a straight-line basis over the estimated average remaining service lifetime of the employee group. The cost for defined contribution benefit plans is expensed as earned by the employees.

(j) Net income per common share:
The Company calculates basic net income per common share by dividing net income by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options and the unrecognized portion of the grant-date fair value of stock options is applied to repurchase common shares at the average market price for the period. A stock option is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.
A reconciliation of the weighted average number of common shares outstanding is as follows:

FOR THE YEARS ENDED DECEMBER 31	2009	2008
Denominator for basic net income per common share	92,063,371	94,520,945
Effect of dilutive stock options	625,139	393,011

Denominator for diluted net income per common share	92,688,510	94,913,956

(k) Stock-based compensation:
The Company grants stock-based awards as an element of compensation. Stock-based awards granted by the Company can include stock options, deferred share units, restricted share units or performance share units.
For stock options granted by the Company, the cost of the service received as consideration is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.
Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date.
Additional information related to the stock option plan, the assumptions used in the Black-Scholes option pricing model and the deferred, restricted and performance share units of the Company are described in note 9.
(l) Revenue recognition:
Revenue is recognized based on individual contract terms when the title and risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains title and risk of loss during shipment. For methanol shipped on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.

(m) Financial instruments:
Financial instruments under Canadian GAAP must be classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in the fair value of held-for-trading financial assets and liabilities are recognized in earnings and changes in the fair value of available-for-sale financial assets are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. The Company classifies its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt, net of financing costs, and other long-term liabilities are classified as other financial liabilities.
Under these standards, derivative financial instruments, including embedded derivatives, are classified as held for trading and are recorded on the balance sheet at fair value unless exempted. The Company records all changes in fair value of derivative financial instruments in earnings unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange sales contracts to hedge foreign exchange exposure on anticipated sales. The Company also enters into and designates as cash flow hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings.
(n) Income taxes:
Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items of income or expense are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.
The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.
The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.
(o) Intangible assets:
On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The impact of the retroactive adoption of this standard on the Company’s consolidated balance sheet at January 1, 2009 is approximately $13 million recorded as a reduction to opening retained earnings and property plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard. The impact for the year ended December 31, 2009 was an increase to selling, general and administrative expenses of approximately $3.8 million (2008 — $3.5 million).

As a portion of these pre-operating expenditures were incurred in a non-wholly owned subsidiary, the Company has also adjusted the opening non-controlling interest (NCI) and retained earnings balances at December 31, 2008 for the NCI’s proportionate share of approximately $4 million. In addition, the Company has retrospectively reclassified approximately $16 million from accumulated other comprehensive loss to NCI, representing the NCI’s share of accumulated other comprehensive loss to December 31, 2008.
(p) Oil and natural gas exploration and development expenditure:
On August 24, 2009, the Company received final government approval of the agreement signed on May 5, 2008 with Empresa Nacional del Petroleo (ENAP), the Chilean state-owned oil and gas company. The agreement with ENAP is to accelerate gas exploration and development in the Dorado Riquelme exploration block in southern Chile and supply new Chilean-sourced natural gas to the Company’s production facilities in Chile. Under the arrangement the Company funds a 50% participation in the block.
Upon receiving final government approval of the agreement, the Company adopted the CICA guideline on full cost accounting in the oil and gas industry to account for the investment in the Dorado Riquelme block. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, the exploration for, and the development of natural gas reserves are capitalized. Costs are then depleted and amortized using the unit-of-production method based on estimated proved reserves. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred. Costs that have been impaired are included in the costs subject to depletion and amortization.
Under the CICA guideline on full cost accounting, an impairment assessment (“ceiling test”) is performed on an annual basis for all oil and gas assets. An impairment loss is recognized in earnings when the carrying amount is not recoverable and the carrying amount exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is measured as the amount by which the carrying amount exceeds the sum of the discounted cash flows of proved and probable reserves. The Company performed the annual ceiling test for its investment in the Dorado Riquelme block and concluded no impairment existed as at December 31, 2009.
As a result of the adoption of the full cost accounting methodology for the oil and gas investment, the Company reclassified the Dorado Riquelme investment from other assets to property, plant and equipment. The net book value of $63.8 million related to the oil and gas assets at December 31, 2009 is comprised of cumulative additions of $64.6 million and asset retirement obligation of $3.8 million net of accumulated depletion of $4.6 million. For the year ended December 31, 2009, the Company contributed $22.8 million (2008 — $41.8 million) to the Dorado Riquelme investment.
(q) Anticipated changes to Canadian generally accepted accounting principles:
The Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Consequently, the Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative information for 2010.

2. Receivables:

AS AT DECEMBER 31	2009	2008
Trade	$191,002	$141,716
Value-added and other tax receivables	56,264	24,949
Current portion of GeoPark financing	8,086	6,000
Receivable from natural gas supplier	—	30,609
Other	2,066	10,145

	$257,418	$213,419

3. Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. Substantially all inventories consist of produced and purchased methanol. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization during the year ended December 31, 2009 is $997 million (2008 - $1,860 million). In 2008, the Company recorded a pre-tax charge to earnings of $33.4 million to write down inventories to the lower of cost and estimated net realizable value.
4. Property, plant and equipment:

		ACCUMULATED
AS AT DECEMBER 31	COST	DEPRECIATION	NET BOOK VALUE
2009
Plant and equipment	$2,586,920	$1,380,379	$1,206,541
Egypt plant under construction (note 18(d))	854,164	—	854,164
Oil & gas assets (note 1(p))	68,402	4,560	63,842
Other	127,623	68,383	59,240

	$3,637,109	$1,453,322	$2,183,787

2008
Plant and equipment	$2,544,163	$1,299,296	$1,244,867
Egypt plant under construction (note 18(d))	590,585	—	590,585
Other	127,731	64,124	63,607

	$3,262,479	$1,363,420	$1,899,059

5. Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31	2009	2008
Cash and cash equivalents	$8,252	$35,749
Other current assets	72,667	57,374
Property, plant and equipment	240,290	249,609
Other assets	12,920	18,149
Accounts payable and accrued liabilities	22,380	19,927
Long-term debt, including current maturities (note 7)	93,155	106,592
Future income tax liabilities (note 12)	18,660	17,942

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31	2009	2008
Revenue	$194,314	$286,906
Expenses	158,611	271,493

Income before income taxes	35,703	15,413
Income tax expense	(6,127)	(4,488)

Net income	$29,576	$10,925

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31	2009	2008
Cash inflows from operating activities	$36,166	$44,861
Cash outflows from financing activities	(14,032)	(15,852)
Cash outflows from investing activities	(3,568)	(2,977)

6. Other assets:

AS AT DECEMBER 31	2009	2008
Marketing and production rights, net of accumulated amortization	$19,099	$27,080
Restricted cash for debt service reserve account	12,920	18,149
Deferred financing costs, net of accumulated amortization	9,725	15,281
Defined benefit pension plans (note 17)	16,003	16,456
GeoPark financing	37,969	30,616
Dorado Riquelme investment	—	42,123
Other	21,261	13,937

	$116,977	$163,642

For the year ended December 31, 2009, amortization of marketing and production rights included in depreciation and amortization was $8.0 million (2008 — $7.6 million) and amortization of deferred financing fees included in interest expense was $0.6 million (2008 — $1.1 million).
During 2007, the Company entered into a financing agreement with GeoPark Chile Limited (GeoPark) under which the Company provided $40 million (of which $10 million has been repaid at December 31, 2009) in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. GeoPark agreed to supply the Company with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. In October 2009 the Company signed an agreement to provide a further $18 million in financing to support GeoPark’s natural gas exploration and development activities in southern Chile of which $15.0 million was provided to GeoPark in 2009. As at December 31, 2009, the outstanding balance is $46.1 million of which $8.1 million, representing the current portion, has been recorded in accounts receivable.
As a result of the adoption of the full cost accounting methodology in 2009 for the oil and gas investment, the Company reclassified the Dorado Riquelme investment from other assets to property, plant and equipment — refer to note 1 (p).

7. Long-term debt:

AS AT DECEMBER 31	2009	2008
Unsecured notes:

(i) 8.75% due August 15, 2012 (effective yield 8.88%)	$198,627	$198,182
(ii) 6.00% due August 15, 2015 (effective yield 6.10%)	148,705	148,518

	347,332	346,700

Atlas limited recourse debt facilities (63.1% proportionate share):

(i) Senior commercial bank loan facility with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal is paid in 12 semi-annual payments which commenced June 2005.	7,071	20,890

(ii) Senior secured notes bearing an interest rate with semi-annual interest payments of 7.95% per annum. Principal will be paid in 9 semi-annual payments commencing December 2010.	62,064	61,758

(iii) Senior fixed rate bond bearing an interest rate with semi-annual interest payments of 8.25% per annum. Principal will be paid in 4 semi-annual payments commencing June 2015.	14,769	14,725

(iv) Subordinated loans with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal will be paid in 20 semi-annual payments commencing December 2010.	9,251	9,219

	93,155	106,592

Egypt limited recourse debt facilities:

(i) International facility to a maximum amount of $139 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.1% to 1.5% per annum. Principal will be paid in 24 semi-annual payments commencing in September 2010.	109,074	95,074

(ii) Euromed facility to a maximum amount of $146 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.4%. Principal will be paid in 24 semi-annual payments commencing in September 2010.	145,600	145,600

(iii) Article 18 facility to a maximum amount of $77 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.3% to 1.7%. Principal will be paid in 24 semi-annual payments commencing in September 2010.	48,900	33,900

(iv) Egyptian facility to a maximum amount of $168 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.6% per annum. Principal will be paid in 24 semi-annual payments commencing in September 2010.	168,378	46,000

Egypt deferred financing fees	(10,382)	(5,346)

Egypt limited recourse debt, net of deferred financing fees	461,570	315,228
Other limited recourse debt	12,187	13,437

	914,244	781,957
Less current maturities	(29,330)	(15,282)

	$884,914	$766,675

For the year ended December 31, 2009, non-cash accretion, on an effective interest basis, of deferred financing costs included in interest expense was $1.2 million (2008 — $1.3 million).
The minimum principal payments in aggregate and for each of the five succeeding years are as follows:

2010	$29,330
2011	44,394
2012	246,140
2013	48,123
2014	49,785
Thereafter	511,091

$928,863

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015 (note 15).
The Egypt and Atlas limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Egypt entity and the Atlas joint venture, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. Under the terms of these limited recourse debt facilities, the entities can make cash or other distributions after fulfilling certain conditions.
The other limited recourse debt is payable over twelve years in equal quarterly principal payments beginning October 2007. Interest on this debt is payable quarterly at LIBOR plus 0.75%.
As at December 31, 2009, the Company has an undrawn, unsecured revolving bank facility of $200 million provided by highly rated financial institutions that expires in May 2012 and is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio, as defined. This credit facility ranks pari passu with the Company’s unsecured notes.
8. Other long-term liabilities:

AS AT DECEMBER 31	2009	2008
Asset retirement obligations (a)	$16,134	$12,029
Capital lease obligation (b)	15,921	20,742
Deferred, restricted and performance share units (note 9)	21,411	16,224
Chile retirement arrangement (note 17)	19,785	17,754
Fair value of derivative financial instruments (note 15)	33,284	38,740

	106,535	105,489
Less current maturities	(9,350)	(8,048)

	$97,185	$97,441

(a) Asset retirement obligations:
The Company has accrued for asset retirement obligations related to those sites where a reasonably definitive estimate of the fair value of the obligation can be made. Because of uncertainties in estimating future costs and the timing of expenditures related to the currently identified sites, actual results could differ from the amounts estimated. In 2009, the Company accrued an additional $3.8 million for asset retirement obligations related to the oil and gas assets. During the year ended December 31, 2009, cash expenditures applied against the accrual for asset retirement obligations were nil (2008 — $0.2 million). At December 31, 2009, the total undiscounted amount of estimated cash flows required to settle the obligation was $17.8 million (2008 — $13.6 million).

(b) Capital lease obligation:
As at December 31, 2009, the Company has a capital lease obligation related to an ocean shipping vessel. The future minimum lease payments in aggregate until the expiry of the lease are as follows:

2010	$8,839
2011	8,927
2012	8,325

26,091
Less executory and imputed interest costs	(10,170)

$15,921

9. Stock-based compensation:
The Company provides stock-based compensation to its directors and certain employees through grants of stock options and deferred, restricted or performance share units.
(a) Stock options:
There are two types of options granted under the Company’s stock option plan: incentive stock options and performance stock options. At December 31, 2009, the Company had 3,277,658 common shares reserved for future stock option grants under the Company’s stock option plan.
(i) Incentive stock options:
The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted prior to 2005 have a maximum term of ten years with one-half of the options vesting one year after the date of the grant and a further vesting of one-quarter of the options per year over the subsequent two years. Beginning in 2005, all options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.
Common shares reserved for outstanding incentive stock options at December 31, 2009 and 2008 are as follows:

	OPTIONS DENOMINATED IN CAD		OPTIONS DENOMINATED IN USD
	NUMBER OF STOCK	WEIGHTED AVERAGE	NUMBER OF STOCK	WEIGHTED AVERAGE
	OPTIONS	EXERCISE PRICE	OPTIONS	EXERCISE PRICE
Outstanding at December 31, 2007	104,450	$7.79	2,920,981	$21.17
Granted	—	—	1,088,068	28.40
Exercised	(21,000)	9.59	(188,016)	19.71
Cancelled	(7,000)	11.60	(77,916)	24.73

Outstanding at December 31, 2008	76,450	6.95	3,743,117	23.27
Granted	—	—	1,361,130	6.33
Exercised	(20,100)	5.26	(21,750)	8.72
Cancelled	(1,000)	5.85	(84,255)	20.46

Outstanding at December 31, 2009	55,350	$7.58	4,998,242	$18.77

Information regarding incentive stock options outstanding at December 31, 2009 is as follows:

	OPTIONS OUTSTANDING AT			OPTIONS EXERCISABLE AT
	DECEMBER 31, 2009			DECEMBER 31, 2009
			WEIGHTED
	WEIGHTED AVERAGE	NUMBER OF	AVERAGE	NUMBER OF STOCK	WEIGHTED
	REMAINING	STOCK OPTIONS	EXERCISE	OPTIONS	AVERAGE
RANGE OF EXERCISE PRICES	CONTRACTUAL LIFE	OUTSTANDING	PRICE	EXERCISABLE	EXERCISE PRICE
Options denominated in CAD
$3.29 to 9.56	0.8	55,350	$7.58	55,350	$7.58

Options denominated in USD
$6.33 to 11.56	5.8	1,505,030	$6.58	165,800	$8.55
$17.85 to 22.52	3.0	1,457,150	20.26	1,457,150	20.26
$23.92 to 28.43	4.7	2,036,062	26.72	1,002,336	26.15

	4.5	4,998,242	$18.77	2,625,286	$21.77

(ii) Performance stock options:
As at December 31, 2009 there were no common shares (2008 — 35,000) reserved for performance stock options.
(iii) Fair value assumptions:
The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

FOR THE YEARS ENDED DECEMBER 31	2009	2008
Risk-free interest rate	1.8%	2.5%
Expected dividend yield	2%	2%
Expected life of option	5 years	5 years
Expected volatility	44%	32%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (USD per share)	$2.06	$7.52
For the year ended December 31, 2009, compensation expense related to stock options was $4.4 million (2008 — $8.2 million).

(b) Deferred, restricted and performance share units:
Directors, executive officers and management receive some elements of their compensation and long-term compensation in the form of deferred, restricted or performance share units. Holders of deferred, restricted and performance share units are entitled to receive additional deferred, restricted or performance share units in lieu of dividends paid by the Company.
Deferred, restricted and performance share units outstanding at December 31, 2009 and 2008 are as follows:

	NUMBER OF	NUMBER OF	NUMBER OF
	DEFERRED SHARE	RESTRICTED SHARE	PERFORMANCE
	UNITS	UNITS	SHARE UNITS

Outstanding at December 31, 2007	359,684	14,482	725,262
Granted	41,572	6,000	330,993
Granted in lieu of dividends	13,222	537	33,292
Redeemed	(3,083)	(8,496)	—
Cancelled	—	—	(31,899)

Outstanding at December 31, 2008	411,395	12,523	1,057,648
Granted	125,858	15,200	396,470
Granted in lieu of dividends	24,543	1,354	52,789
Redeemed	(56,620)	(6,599)	(395,420)
Cancelled	—	—	(32,675)

Outstanding at December 31, 2009	505,176	22,478	1,078,812

The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units outstanding at December 31, 2009 was $26.7 million (2008 — $17.6 million) compared with the recorded liability of $21.4 million (2008 — $16.2 million). The difference between the fair value and the recorded liability at December 31, 2009 of $5.3 million will be recognized over the weighted average remaining service period of approximately 1.8 years.
For the year ended December 31, 2009, compensation expense related to deferred, restricted and performance share units was a net expense of $8.1 million (2008 — recovery of $5.4 million), included in the compensation expense for the year ended December 31, 2009 was $0.9 million (2008 - recovery of $17.4 million) related to the effect of the change in the Company’s share price.
10. Interest expense:

FOR THE YEARS ENDED DECEMBER 31	2009	2008
Interest expense before capitalized interest	$59,799	$56,333
Less capitalized interest related to Egypt plant under construction	(32,429)	(17,894)

Interest expense	$27,370	$38,439

Interest during construction of the Egypt methanol facility is capitalized until the plant is substantially complete and ready for productive use. The Company has secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period of September 28, 2007 to March 31, 2015. For the year ended December 31, 2009 interest costs of $32.4 million (2008 - $17.9 million) related to this project were capitalized, inclusive of interest rate swaps.

11. Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
During the years ended December 31, 2009 and 2008, revenues attributed to geographic regions, based on the location of customers were as follows:

	UNITED
	STATES	CANADA	EUROPE	CHINA	KOREA	OTHER ASIA	LATIN AMERICA	TOTAL
Revenue
2009	$354,605	$106,437	$198,205	$195,315	$135,479	$83,039	$125,089	$1,198,169
2008	$736,730	$236,531	$494,339	$135,083	$263,568	$209,106	$238,862	$2,314,219
As at December 31, 2009 and 2008, the net book value of property, plant and equipment by country was as follows:

				NEW
	CHILE	TRINIDAD	EGYPT	ZEALAND	CANADA	KOREA	OTHER	TOTAL
Property, plant and equipment
2009	$687,313	$488,655	$854,164	$86,730	$17,101	$14,840	$34,984	$2,183,787
2008	$663,411	$482,329	$590,585	$91,442	$17,818	$15,645	$37,829	$1,899,059
12. Income and other taxes:
(a) Income tax expense:
The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to income before income taxes. These differences are as follows:

FOR THE YEARS ENDED DECEMBER 31	2009	2008

Canadian statutory tax rate	30.0%	31.0%

Income tax expense (recovery) calculated at Canadian statutory tax rate	$(1,060)	$61,701
Increase (decrease) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	(5,499)	7,183
Previously unrecognized loss carryforwards and temporary differences	—	(25,602)
Reduction of future income tax liabilities	—	(27,342)
Other	2,285	10,798

Total income tax expense (recovery)	$(4,274)	$26,738

(b) Net future income tax liabilities:
The tax effect of temporary differences that give rise to future income tax liabilities and future income tax assets are as follows:

AS AT DECEMBER 31	2009	2008

Future income tax liabilities:
Property, plant and equipment	$234,162	$215,226
Other	121,668	148,296

	355,830	363,522
Future income tax assets:
Non-capital loss carryforwards	126,014	113,262
Property, plant and equipment	17,842	24,242
Other	74,310	63,459

	218,166	200,963
Future income tax asset valuation allowance	(162,846)	(136,633)

	55,320	64,330

Net future income tax liabilities	$300,510	$299,192

At December 31, 2009, the Company had non-capital loss carryforwards available for tax purposes of approximately $281 million in Canada and approximately $97 million in New Zealand. In Canada, these loss carryforwards expire in the period 2010 to 2015, inclusive. In New Zealand the loss carryforwards do not have an expiry date.
(c) Contingent tax liability:
During 2009, the Board of Inland Revenue of Trinidad and Tobago issued an assessment against the Company’s wholly owned subsidiary, Methanex Trinidad (Titan) Unlimited, in respect of the 2003 financial year. The assessment relates to the deferral of tax depreciation deductions during the five-year tax holiday that ended in 2005. The impact of the amount in dispute as at December 31, 2009 is approximately $23 million in current taxes and $26 million in future taxes, exclusive of any interest charges.
The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained.

13. Changes in non-cash working capital:
Changes in non-cash working capital for the years ended December 31, 2009 and 2008 are as follows:

FOR THE YEARS ENDED DECEMBER 31	2009	2008
Decrease (increase) in non-cash working capital:
Receivables	$(43,999)	$188,424
Inventories	6,083	134,506
Prepaid expenses	(7,053)	4,049
Accounts payable and accrued liabilities	(2,445)	(230,651)

	(47,414)	96,328
Adjustments for items not having a cash effect	733	8,953

Changes in non-cash working capital having a cash effect	$(46,681)	$105,281

These changes relate to the following activites:
Operating	$(18,253)	$78,383
Investing	(28,428)	26,898

Changes in non-cash working capital	$(46,681)	$105,281

14. Capital disclosures:
The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

AS AT DECEMBER 31	2009	2008
Liquidity:
Cash and cash equivalents	$169,788	$328,430
Undrawn Egypt limited recourse debt facilities	58,048	209,426
Undrawn credit facilities	200,000	250,000

Total liquidity	$427,836	$787,856

Capitalization:
Unsecured notes	$347,332	$346,700
Limited recourse debt facilities, including current portion	566,912	435,257

Total debt	914,244	781,957
Non-controlling interest	133,118	88,604
Shareholders’ equity	1,236,086	1,288,416

Total capitalization	$2,283,448	$2,158,977

Total debt to capitalization [1]	40%	36%
Net debt to capitalization [2]	35%	25%

[1]	Total debt divided by total capitalization.

[2]	Total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.
The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.
In August 2009, the Company entered into a $200 million unsecured revolving credit facility expiring in May 2012 to replace its $250 million credit facility that was set to expire in mid-2010. The undrawn credit facility is provided by highly rated financial institutions and is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio, as defined.
The credit ratings for the Company’s unsecured notes are as follows:

Standard & Poor’s Rating Services	BBB-	(negative)
Moody’s Investor Services	Ba1	(stable)
15. Financial instruments:
Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

AS AT DECEMBER 31	2009	2008
Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$169,788	$328,430
Debt service reserve accounts included in other assets	12,920	18,149

Loans and receivables:
Receivables, excluding current portion of GeoPark financing	249,332	207,419
Dorado Riquelme investment included in other assets (note 6)	—	42,123
GeoPark financing, including current portion (note 6)	46,055	36,616

	$478,095	$632,737

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$232,924	$235,369
Long-term debt, including current portion	914,244	781,957

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	33,185	38,100
Derivative instruments	99	1,771

	$1,180,452	$1,057,197

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period of September 28, 2007 to March 31, 2015.
These interest rate swaps had outstanding notional amounts of $351 million as at December 31, 2009. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected drawdowns on the Egypt limited recourse debt and decreases over the expected repayment period. At December 31, 2009, these interest rate swap contracts had a negative fair value of $33.2 million (2008 — $38.1 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. Changes in the fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

At December 31, 2009, the Company’s derivative financial instruments that have not been designated as cash flow hedges include a floating-for-fixed interest rate swap contract with a negative fair value of $0.1 million (2008 — $0.6 million) recorded in other long-term liabilities.
The fair values of the Company’s derivative financial instruments as disclosed above are determined based on quoted market prices received from counterparties and adjusted for credit risk.
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was nil at December 31, 2009 (2008 — nil).
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	2009		2008
AS AT DECEMBER 31	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Long-term debt	$914,244	$840,577	$781,957	$586,595
There is no publicly traded market for the limited recourse debt facilities the fair value of which is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes was calculated by reference to a limited number of small transactions at the end of 2009 and 2008. The fair value of the Company’s unsecured notes will fluctuate until maturity.
16. Financial risk management:
(a) Market risks:
The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.
Methanol price risk
The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity.
Natural gas price risk
Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in Chile, Trinidad and Egypt and shorter-term natural gas supply contracts for its New Zealand operations. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level.

Interest rate risk
Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.
The Company’s interest rate risk exposure is mainly related to long-term debt obligations. Approximately one-half of its debt obligations are subject to interest at fixed rates. The Company also seeks to limit this risk through the use of interest rate swaps which allows the Company to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

AS AT DECEMBER 31	2009	2008
Fixed interest rate debt:
Unsecured notes	$347,332	$346,700
Atlas limited recourse debt facilities (63.1% proportionate share)	76,833	76,483

	$424,165	$423,183

Variable interest rate debt:
Atlas limited recourse debt facilities (63.1% proportionate share)	$16,322	$30,109
Egypt limited recourse debt facilities	461,570	315,228
Other limited recourse debt facilities	12,187	13,437

	$490,079	$358,774

The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in note 15. The notional amount increases over the period of expected drawdowns on the Egypt limited recourse debt and decreases over the expected repayment period. The aggregate impact of these contracts is to swap the LIBOR-based interest payments for an average fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The net fair value of cash flow interest rate swaps was negative $33.2 million as at December 31, 2009. The change in fair value of the interest rate swaps assuming a 1% change in the interest rates along the yield curve would result in a change of approximately $16.1 million as of December 31, 2009. These interest rate swaps are designated as cash flow hedges which results in the effective portion of changes in their fair value being recorded in other comprehensive income.
For fixed interest rate debt, a 1% change in interest rates would result in a change in fair value of the debt (disclosed in note 15) of approximately $13.9 million.
For the variable interest rate debt that is unhedged, a 1% change in LIBOR would result in a change in annual interest payments of $1.4 million.
Foreign currency risk
The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.
The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros and to a lesser extent other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro and to a lesser extent other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for the net exposure to euro revenues which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.
As of December 31, 2009, the Company had a net working capital asset of $25.5 million in non-US dollar currencies. Each 10% strengthening (weakening) of the US dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $3 million.
(b) Liquidity risks:
Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At December 31, 2009, the Company had $170 million of cash and cash equivalents. In addition, the Company has an undrawn, unsecured revolving bank facility of $200 million provided by highly rated financial institutions that expires in May 2012.
In addition to the above-mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.
(c) Credit risk:
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.
Trade credit risk
Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal. However, in the current economic environment the risk of trade credit losses has increased.
Cash and cash equivalents
To manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.
Derivative financial instruments
To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment grade counterparties.

17. Retirement plans:
(a) Defined benefit pension plans:
The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

AS AT DECEMBER 31	2009	2008
Accrued benefit obligations:
Balance, beginning of year	$50,020	$66,751
Current service cost	2,271	2,295
Interest cost on accrued benefit obligations	3,088	3,272
Benefit payments	(7,602)	(5,809)
Gain on curtailment	(709)	(844)
Actuarial loss (gain)	4,266	(1,537)
Foreign exchange loss (gain)	10,309	(14,108)

Balance, end of year	61,643	50,020

Fair values of plan assets:
Balance, beginning of year	31,864	44,097
Actual returns on plan assets	4,271	(5,086)
Contributions	8,555	7,201
Benefit payments	(7,602)	(5,809)
Foreign exchange gain (loss)	5,015	(8,539)

Balance, end of year	42,103	31,864

Unfunded status	19,540	18,156
Unamortized actuarial loss	(15,758)	(16,899)

Accrued benefit liabilities, net	$3,782	$1,257

The Company has an unfunded retirement arrangement for its employees in Chile that will be funded at retirement in accordance with Chilean law. At December 31, 2009, the balance of accrued benefit liabilities, net is comprised of $19.8 million recorded in other long-term liabilities for an unfunded retirement arrangement in Chile and $16.0 million recorded in other assets for defined benefit plans in Canada and Europe.
The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee retires in accordance with Chilean regulations.

The Company’s net defined benefit pension plan expense for the years ended December 31, 2009 and 2008 is as follows:

FOR THE YEARS ENDED DECEMBER 31	2009	2008
Net defined benefit plan pension expense:
Current service cost	$2,271	$2,295
Interest cost on accrued benefit obligations	3,088	3,272
Actual return on plan assets	(4,271)	5,086
Settlement and termination benefit	1,521	958
Actuarial losses (gains)	3,557	(2,381)
Other	481	(3,793)

	$6,647	$5,437

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2007 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2010.
The actuarial assumptions used in accounting for the defined benefit pension plans are as follows:

	2009	2008
Benefit obligation at December 31:
Weighted average discount rate	5.86%	6.14%
Rate of compensation increase	4.14%	4.16%

Net expense for years ended December 31:
Weighted average discount rate	6.08%	5.81%
Rate of compensation increase	4.54%	4.62%
Expected rate of return on plan assets	7.00%	7.00%
The asset allocation for the defined benefit pension plan assets as at December 31, 2009 and 2008 is as follows:

AS AT DECEMBER 31	2009	2008
Equity securities	63%	61%
Debt securities	34%	35%
Cash and other short-term securities	3%	4%

Total	100%	100%

(b) Defined contribution pension plans:
The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2009 was $2.6 million (2008 — $2.5 million).

18. Commitments and contingencies:
(a) Take-or-pay purchase contracts and related commitments:
The Company has commitments under take-or-pay natural gas supply contracts to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies to 2034. The minimum estimated commitment under these contracts, excluding Argentina natural gas supply contracts, is as follows:

2010	2011	2012	2013	2014	Thereafter
$177,233	$141,186	$145,341	$150,253	$150,722	$1,497,567
(b) Argentina natural gas supply contracts:
The Company has supply contracts with Argentinean suppliers for natural gas sourced from Argentina for a significant portion of the capacity for its facilities in Chile. These contracts have expiration dates between 2017 and 2025 and represent a total future commitment of approximately $1 billion at December 31, 2009. Since June 2007, the Company’s natural gas suppliers from Argentina have curtailed all gas supply to the Company’s plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports. Under the current circumstances, the Company does not expect to receive any further natural gas supply from Argentina.
(c) Operating lease commitments:
The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

2010	2011	2012	2013	2014	Thereafter
$131,404	$121,340	$114,722	$103,474	$94,617	$467,369
(d) Egypt methanol project:
The Company owns 60% of Egyptian Methanex Methanol Company S.A.E. (EMethanex), which is the company that is developing the project, a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. EMethanex has secured limited recourse debt of $530 million. The Company expects commercial operations from the methanol facility to begin in 2010 and the Company will purchase and sell 100% of the methanol from the facility. We estimate that the total remaining capital expenditures, including capitalized interest related to the project financing and working capital, to complete the construction of the Egypt methanol facility will be approximately $93 million. This excludes unpaid capital expenditures recorded in accounts payable at December 31, 2009 of approximately $28 million. These expenditures will be funded from cash generated from operations and cash on hand, cash contributed by the non-controlling shareholders and proceeds from the limited recourse debt facilities. At December 31, 2009, our 60% share of remaining cash equity contributions, including capitalized interest related to the project financing and excluding working capital, is estimated to be approximately $20 million.
The Company’s investment in EMethanex is accounted for using consolidation accounting. This results in 100% of the assets and liabilities of the Egypt entity being included in the Company’s consolidated balance sheet. The non-controlling shareholder’s interest is presented as “non-controlling interest” on the Company’s consolidated balance sheet.
(e) Purchased methanol:
At December 31, 2009, the Company had commitments to purchase methanol under offtake contracts for approximately 450,000 tonnes for 2010, approximately 380,000 tonnes for each of 2011 and 2012, and approximately 200,000 tonnes for 2013. The pricing under these contracts is referenced to industry pricing at the time of purchase.

19. United States generally accepted accounting principles:
The Company follows generally accepted accounting principles in Canada (Canadian GAAP) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (US GAAP). The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated financial statements as at and for the years ended December 31, 2009 and 2008 are as follows:

CONDENSED CONSOLIDATED BALANCE SHEETS	2009		2008
AS AT DECEMBER 31	CANADIAN GAAP	US GAAP	CANADIAN GAAP	US GAAP
			(As adjusted	(As adjusted
			- note (1(o))	- note (1(o))
ASSETS
Current assets	$622,653	$622,653	$736,326	$736,326
Property, plant and equipment (a)	2,183,787	2,214,366	1,899,059	1,931,548
Other assets (d) (g)	116,977	122,055	163,642	162,620

	$2,923,417	$2,959,074	$2,799,027	$2,830,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (c)	$271,604	$277,309	$258,699	$262,267
Long-term debt (g)	884,914	899,632	766,675	777,582
Other long-term liabilities (d)	97,185	103,303	97,441	102,411
Future income taxes (d) (f)	300,510	309,559	299,192	309,021
Non-controlling interest (h)	133,118	—	88,604	—

Shareholders’ equity:
Capital stock (a) (b)	427,792	833,959	427,265	832,790
Additional paid-in capital (b)	—	26,939	—	23,112
Contributed surplus (b)	27,007	—	22,669	—
Retained earnings	806,158	414,230	862,507	474,089
Accumulated other comprehensive loss (d)	(24,871)	(38,975)	(24,025)	(39,382)
Non-controlling interest (h)	—	133,118	—	88,604

	1,236,086	1,369,271	1,288,416	1,379,213

	$2,923,417	$2,959,074	$2,799,027	$2,830,494

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31	2009	2008
		(As adjusted
		- note 1(o))
Net income in accordance with Canadian GAAP	$738	$168,753

Add (deduct) adjustments for:
Depreciation and amortization (a)	(1,911)	(1,911)
Stock-based compensation (b)	(130)	347
Uncertainty in income taxes (c)	(2,136)	(2,892)
Income tax effect of above adjustments (f)	669	669

Net income (loss) in accordance with US GAAP	$(2,770)	$164,966

Per share information in accordance with US GAAP:
Basic net income (loss) per common share	$(0.03)	$1.75
Diluted net income (loss) per common share	$(0.03)	$1.74

CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)	2009			2008
FOR THE YEARS ENDED DECEMBER 31	CANADIAN GAAP	ADJUSTMENTS	US GAAP	US GAAP
				(As adjusted
				- note 1(o))
Net income (loss)	$738	$(3,508)	$(2,770)	$164,966
Change in fair value of forward exchange contracts, net of tax	36	—	36	9
Change in fair value of interest rate swap, net of tax	(882)	—	(882)	(18,841)
Change related to pension, net of tax (d)	—	1,253	1,253	(1,960)

Comprehensive income (loss)	$(108)	$(2,255)	$(2,363)	$144,174

CONSOLIDATED STATEMENTS OF
ACCUMULATED OTHER COMPREHENSIVE LOSS	2009			2008
FOR THE YEARS ENDED DECEMBER 31	CANADIAN GAAP	ADJUSTMENTS	US GAAP	US GAAP
				(As adjusted
				- note 1(o))
Balance, beginning of year	$(24,025)	$(15,357)	$(39,382)	$(18,590)
Change in fair value of forward exchange contracts, net of tax	36	—	36	9
Change in fair value of interest rate swap, net of tax	(882)	—	(882)	(18,841)
Change related to pension, net of tax (d)	—	1,253	1,253	(1,960)

Accumulated other comprehensive loss	$(24,871)	$(14,104)	$(38,975)	$(39,382)

(a) Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under US GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For US GAAP purposes, property, plant and equipment at December 31, 2009 has been increased by $30.6 million (2008 — $32.5 million) to reflect the business combination as a purchase. For the year ended December 31, 2009, an adjustment to increase depreciation expense by $1.9 million (2008 — $1.9 million) has been recorded in accordance with US GAAP.
(b) Stock-based compensation:
In 2001, prior to the effective implementation date for fair value accounting related to stock options for Canadian GAAP purposes, the Company granted 946,000 stock options that are accounted for as variable plan options under US GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. Under the intrinsic value method for US GAAP, the final measurement date for variable plan options is the earlier of the exercise date, the forfeiture date and the expiry date. Prior to the final measurement date, compensation expense is measured as the amount by which the quoted market price of the Company’s common shares exceeds the exercise price of the stock options at each reporting date. Compensation expense is recognized ratably over the vesting period. During the year ended December 31, 2009, an adjustment to increase operating expenses by $0.1 million (2008 — decrease of $0.3 million) was recorded in accordance with US GAAP.
(c) Accounting for uncertainty in income taxes:
FASB ASC topic 740, Income Taxes (ASC 740) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. During the year ended December 31, 2009, adjustments to increase income tax expense by $2.1 million (2008 — $2.9 million) were recorded in accordance with ASC 740.

(d) Defined benefit pension plans:
US GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under US GAAP, deferred pension amounts are included in accumulated other comprehensive income. As at December 31, 2009, the impact of this standard on the Company is the reclassification of unrecognized actuarial losses for Canadian GAAP of $15.7 million (2008 — $16.9 million), net of a future income tax recovery of $1.6 million (2008 — $1.5 million) to accumulated other comprehensive loss.
(e) Interest in Atlas joint venture:
US GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from US GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. Details of the Company’s interest in the Atlas joint venture are provided in note 5.
(f) Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and US GAAP. During the year ended December 31, 2009, this resulted in an adjustment to increase net income by $0.7 million (2008 — $0.7 million).
(g) Deferred financing fees:
Under Canadian GAAP, the Company is required to present long-term debt net of deferred financing fees. Under US GAAP, the Company is required to present the long-term debt and related finance fees on a gross basis. As at December 31, 2009 and 2008, the Company recorded an adjustment to increase other assets and long-term debt by $14.7 million and $10.9 million, respectively, in accordance with US GAAP.
(h) Non-controlling interests:
Effective January 1, 2009, US GAAP requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labelled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. Under this standard, the Company is required to reclassify non-controlling interest on the consolidated balance sheet into shareholders’ equity. This adjustment has also been recorded for the comparative balances.